RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 17:00:40 01 April 2025 RNS Number : 2177D Unilever PLC 01 April 2025 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Srinivas Phatak 2 Reason for the notification a) Position/status Acting Chief Financial Officer b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 72.61114 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 72.61114 e) Aggregated information - Volume - Total 72.61114 £3,330.67 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Willem Uijen 2 Reason for the notification a) Position/status Chief Supply Chain and Operations Officer (a membe the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction · 95.88579 PLC Dividend equivalents were acc on unvested PSP share awards · 47.26202 PLC Dividend equivalents were acc on unvested TSA share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 95.88579 £45.87 47.26202 e) Aggregated information - Volume - Total 143.14781 £6,566.19 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Priya Nair 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a me of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 123.49016 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 123.49016 e) Aggregated information - Volume - Total 123.49016 £5,664.49 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status President 1 Unilever Markets (a member of the Unilev Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 194.10084 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 194.10084 e) Aggregated information - Volume - Total 194.10084 £8,903.41 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Ice Cream (a member of th Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Unilever PLC ordinary 3 1/9 pence shares Identification code GB00B10RZP78 b) Nature of the transaction · 102.64331 PLC Dividend equivalents were ac on unvested PSP share awards · 110.91556 PLC EUR Dividend equivalents w accrued on unvested PSP share awards · 86.03976 PLC EUR Dividend equivalents we accrued on unvested TSA share awards · 37.50464 PLC EUR Dividend equivalents we accrued on unvested TSA share awards c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £45.87 102.64331 €54.86 110.91556 €54.86 86.03976 €54.86 37.50464 e) Aggregated information - Volume - Total 102.64331 / 234.45996 £4,708.25 / €12,862.47 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 455.12676 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 455.12676 e) Aggregated information - Volume - Total 455.12676 £20,876.66 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rohit Jawa 2 Reason for the notification a) Position/status Managing Director and CEO, Hindustan Unilever Lim and President, Unilever South Asia (a member of Unil Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 149.94292 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 149.94292 e) Aggregated information - Volume - Total 149.94292 £6,877.88 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Eduardo Campanella 2 Reason for the notification a) Position/status Business Group President, Home Care (member of Un Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 103.74005 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 103.74005 e) Aggregated information - Volume - Total 103.74005 £4,758.56 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 189.76896 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 189.76896 e) Aggregated information - Volume - Total 189.76896 £8,704.70 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member o Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Unilever PLC ordinary 3 1/9 pence shares Identification code GB00B10RZP78 b) Nature of the transaction 215.69847 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 215.69847 e) Aggregated information - Volume - Total 215.69847 £9,894.09 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mairéad Nayager 2 Reason for the notification a) Position/status Chief People Officer (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 90.13297 PLC Dividend equivalents were accrued on unvested TSA share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £45.87 90.13297 e) Aggregated information - Volume - Total 90.13297 £4,134.40 f) Date of the transaction 2025/03/28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Heiko Schipper 2 Reason for the notification a) Position/status Business Group President, Foods (member of Unileve Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 159.57275 PLC EUR Dividend equivalents were accru unvested TSA share awards

c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €54.86 159.57275 e) Aggregated information - Volume - Total 159.57275 €8,754.16 f) Date of the transaction 2025/03/28 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Esi Bracey 2 Reason for the notification a) Position/status Chief Growth and Marketing Officer (a member of Un Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction · 180.130 PLC ADR Dividend equivalents were accrued on unvested PSP share awards · 217.565 PLC ADR Dividend equivalents were accrued on unvested TSA share awards c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $59.18 180.130 $59.18 217.565 e) Aggregated information - Volume - Total 397.695 $23,535.59 f) Date of the transaction 2025/03/28 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status Business Group President, Personal Care (a member o Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction · 258.724 PLC ADR Dividend equivalents were accrued on unvested PSP share awards · 188.54 PLC ADR Dividend equivalents were accrued on unvested TSA share awards c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $59.18 258.724 $59.18 188.54 e) Aggregated information - Volume - Total 447.264 $26,469.08 f) Date of the transaction 2025/03/28 g) Place of the transaction New York Stock Exchange - XNYS This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.